FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of May, 2016

           Brazilian Distribution Company
(Translation of Registrant’s Name Into English)

Av. Brigadeiro Luiz Antonio,
3142 São Paulo, SP 01402-901
     Brazil
(Address of Principal Executive Offices)

        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F   X   Form 40-F

        (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (1)):

Yes ___ No   X

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (7)):

Yes ___ No   X

        (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___ No   X

POLICY ON THE TRADING OF SECURITIES ISSUED BY

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

________________________

Approved at a Meeting held by the Board of Directors of the Company on May 9th, 2016.

________________________

POLICY ON THE TRADING OF SECURITIES ISSUED BY

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

I. Purpose

1.1. This Policy on the Trading of Securities Issued by Companhia Brasileira de Distribuição, drafted pursuant to CVM (Brazilian Securities and Exchange Commission) Ruling 358, has the purpose of establishing rules and procedures to be observed in any trading involving securities issued by the Company, or referring to them, by Persons Bound, in order to ensure observance of proper conduct practices and to prevent undue use of Privileged Information.

II. Definitions

2.1. Upon adoption and interpretation of the Policy on the Trading of Securities Issued by the Company, the terms listed below shall have the following meanings:

Controlling Shareholder

The shareholder or group of shareholders bound by a shareholders’ agreement or under common control, which holds control, direct or indirect, over the Company, under Law No. 6,404/76, as amended from time to time.

Managers	Officers and members, both permanent and deputy, of the Board of Directors of the Company.

Material Act or Fact

Any (i) decision made by the Controlling Shareholders; (ii) resolution made by the annual meeting or the Managers; or (iii) any other act or fact of a political-administrative, technical, transactional or economic-financial nature, occurred or related to the businesses of the Company and that might significant effect any of the following: (a) trading price of securities issued by the Company or related to them; (b) any decision of investors towards purchasing, selling or keeping such Securities; or (c) decision of investors towards exercising any rights inherent in the capacity of holder of securities issued by the Company or referring to them.

BM&FBOVESPA	The São Paulo Stock Exchange – BM&FBOVESPA S.A. Securities, Commodities and Futures Exchange.
Stock Exchanges	BM&FBovespa, as well as any other stock exchanges or organized trading markets in which the Company has its securities traded.
BTC	BTC Custodian Securities Bank, which is a service engaged in securities lending, upon the placing of guarantees, offered by BM&FBOVESPA through electronic system.

Company	Companhia Brasileira de Distribuição.

Certified Brokers	Security brokers especially certified by the Company for the trading of its Securities.
Members of the Fiscal Council	The members of the Company’s Audit Committee, both permanent and deputy, when incepted, who are elected by resolution of the Company’s General Shareholders’ Meeting.
Disclosure and Trading Committee	Means the body providing assistance to the Company’s Investor Relations Officer, created to assist him upon performance of his functions before CVM.
CVM	The Brazilian Securities and Exchange Commission.

Investor Relations Officer

The Company’s Officer in charge of providing information to investors, to the Brazilian Securities and Exchange Commission (CVM) and to Stock Exchanges, and also in charge of updating the listing of the Company as a publicly-held company with CVM.

Former Managers	Managers who no longer belong to the Company’s management body, under item 4.5 of this Trading Policy.

Privileged Information	Any Material Act or Fact (as defined above) that has not been disclosed to the public.

CVM Ruling 358	Ruling issued by the Brazilian Securities and Exchange Commission (CVM) No. 358, dated as of January 3rd 2002, as amended from time to time.

Law no. 6,404/76	Law No. 6,404/76, dated as of December 15th, 1976, as amended from time to time.

Lock-up Period	Any and all period where the trading of Securities is not allowed pursuant to a regulatory ruling stipulated by this Trading Policy.

Related Persons

Persons related to Bound Persons as a result of the following circumstances: (i) the spouse, from whom one is not judicially separated, (ii) the cohabitant; (iii) any dependent included in the individual’s annual income tax return; and (iv) companies directly or indirectly controlled by the Bound Persons or by the Related Persons.

Bound Persons

Controlling Shareholders, Managers, Members of the Audit Committee, Former Managers, members of any boards holding technical or advisory functions within the Company, created under the Company’s By-laws, and any person who, by virtue of his or her title, function or position within the Company, Parent Companies, Controlled Companies and Affiliated Companies, is appointed by the Investor Relations Officer, at his sole discretion, as a Bound Person, according to a list released from time to time, and reviewed from time to time by the Company’s Corporate Governance Committee and Disclosure and Trading Committee, and who have (i) expressly adhered to this Trading Policy and who is bound by the rules hereunder; and (ii) acces to Privileged Information, as well as others that the Company consider necessary or convenient.

Stock Option Plan	General plan for the granting of a stock option involving shares issued by the Company approved by the Company’s annual shareholders’ meeting, as existing from time to time.

Personal Investment Plan

Personal investment plan through which a Bound Person commits in a voluntary, irrevocable and irreversible manner to invest or disinvest in Securities on pre-scheduled dates or periods, prepared under Sections 15 and 15-A of CVM Ruling 358.

Trading Policy	This Policy on the Trading of Securities issued by the Company.

Advisory Services	Providing of advisory, assistance or any sort of consultancy services on investment on Securities.

Affiliated Companies	Companies on which the Company exercises significant influence without controlling them, under Paragraphs 1, 4 and 5 of Section 243 of Law No. 6,404/76, as amended from time to time.

Controlled Companies

Companies on which the Company, directly or through other companies, holds ownership rights that ensure, on a permanent basis, preponderance on company resolutions and the power to elect the majority managers.

Parent Companies	Companies controlling the Company, either directly or indirectly, which are or become a controlling company under Law No. 6,404/76, as amended from time to time.

Compliance Statement

A statement whereby the person commits to observe this Transaction Policy, to be executed by the Bound Persins under the model contained in Exhibit I attached hereto through which they express their knowledge of the rules contained in the Transaction Policy assuming the obligation to comply with them and ensure that the rules are complied with by persons under their influence.

Securities

Shares, bonds, subscription warrants, receipts and subscription rights, promissory notes, call option or put option, indexes and derivatives of any kind or, even, any other securities or collective investment agreements issued by the Company, or referring to them, which are deemed to be securities under the law.

III. Persons to whom the Trading and Compliance Policy applies

3.1. The obligations provided by this Trading Policy reach, for purposes of expressly adhesion or compliance, the Bound Persons.

3.2. The Bound Persons shall expressly adhere to this Trading Policy upon execution of the Compliance Statement, according to the provisions set forth under Exhibit I.

3.3. The Company shall keep, within its headquarters, a list of persons who have executed the Compliance Statement, with their respective identification and personal data, position or function, address and enrollment number with the Corporate Taxpayers’ Registry (CNPJ) or Individual Taxpayers’ Registry (CPF), both of the Treasury Department.

3.3.1. If the shareholder signing the Compliance Statement is resident or domiciled abroad, the Company shall maintain at its headquarters, the name or corporation name and the enrollment number with the Corporate Taxpayers’ Registry (CNPJ) or Individual Taxpayers’ Registry (CPF) of his/her/its attorney-in-law or legal representative in Brazil .

3.3.2. Whenever changes or alterations are made to the individual or personal data, the persons bound by the Compliance Statement shall immediate inform the Company about such alterations, by informing them to the Investor Relations Officer, who shall update and keep them always available to CVM.

3.4. The Compliance Statements shall remain filed at the Company’s headquarters for as long as the persons bound by it maintain their relationship with the Company, and for at least five (5) years following the termination of such relationship.

IV. Bans on the Trading of Securities

4.1.      Lock-up Period

4.1.1. The Bound Persons and the Company may not trade Securities issued by the Company during the Lock-up Period, and shall keep such order strictly confidential.

4.2.      Restriction within a Pending Release of a Material Act or Fact

4.2.1. Securities shall not be allowed to be traded by the Company and Bound Persons who know or presumably know any Privileged Information before it is released by the Company to the market according to the provisions set forth under CVM Ruling 358.

4.2.1.1. The restriction under item 4.2.1 above shall also be valid in the event of an to undertake a merger, split-off or split-up, consolidation, transformation or corporate reorganization of the Company.

4.2.1.2. The Company and the Bound Persons are also prohibited from trading Securities if they are aware of a material act or fact not disclosed to the public and which involves any other company, and that may affect the prices of the Securities issued by the Company, including its affiliates, competitors, suppliers and customers.

4.2.1.3. The prohibition set forth in 4.2.1.is aaplicable to anyone who has knowledge of Privileged Information not yet disclosed to the market, especially those who have commercial, professional or trust with the Company, such as independent auditors , securities analysts, consultants and institutions of the securities distribution system, which must verify regarding the disclosure of information before negotiating with the Securities issued by the Company. Bound Persons that have shared Privileged Information with those listed in this item 4.2.1.3 should ensure that they are aware of this prohibition.

4.2.2. The restrictions stipulated in an exemplificative manner in this item 4.2 shall be maintained even after release of the Material Act or Fact if any trade with Securities conducted by Bound Persons and by the Company might adversely affect, to the detriment of Company or its shareholders, the terms of the business connected with the Material Act or Fact.

4.3. Restriction Before the Release of the Company’s Quarterly Statements and Standardized Financial Statements

4.3.1. No Securities may be traded by Bound Persons and by the Company within the period of fifteen (15) days prior to release of the quarterly statements (QS) and the Financial Statements (FS).

4.4.Restrictions Related to the Purchase or Sale of Shares Issued by the Company Itself

4.4.1.   The Controlling Shareholder and the Managers may not trade shares issued by the Company when (a) the Company itself, its Controlled Companies, Affiliated Companies or other company under the common control are in the course of acquiring or selling shares issued by the Company, exclusively on the dates when the Company trades or informs to the Certified Brokers that it will trade shares issued by itself; or (b) the Company itself or the other entities mentioned in item (a), above, grant an option or a mandate for acquisition or sale of shares issued by the Company.

4.4.2. In the event of execution of any agreement or contract intended for the transfer of stock control, or if one has granted a stock option or mandate to such end, and if there exists an intention to conduct a merger, split-off or split-up, consolidation, transformation or any other sort of corporate reorganization, and before the transaction is made public through the announcement of a material fact, the Company’s Board of Directors may not resolve on the acquisition or sale of shares issued by it.

4.4.3. If, following the approval of an acquisition or the sale, by the Company, of shares issued by it, any fact involving the situations provided for by item 4.4.2. above, the Company shall immediately suspend such transaction until the  corresponding Material Act or Fact has been released.

4.4.4. Bound Persons which are beneficiaries of the Company´s Stock Option Plan shall not perform any transactions with derivative instruments that nullify or mitigate its economic exposure of the shares issued by the Company.4.6. Disclosuire of Performed Tradings

4.6.1.   The Company and Bound Persons shall inform to the Company the ownership and performed tradings of Securities issued by its Controlled Companies or Parent Companies (provided they are public-held companies ) or by the Company in accordance with Section 11 of CVM Ruling 358.

4.5. Restrictions Applicable to Former Managers

4.5.1. Former Managers no longer belonging to the management of the Company are not allowed to trade Securities before the public release of a Material Act or Fact concerning a business or a fact initiated during their term of office:

(i) for the time period of six (6) months following their dismissal or resignation; or

(ii) before the Company’s release to the market of the Material Act or Fact concerning a business or a fact initiated during the their term of office; whichever occurs first;

V. Indirect Trading, Lending of Shares and Advice

5.1. Indirect Trading

All of the restrictions contemplated in this Trading Policy shall also apply to the transactions made by Bound Persons where such trades are made through:

(i) a controlled company;

(ii) third-parties with whom they have executed any agreement for the management of securities portfolio or trust business; or

(iii) Bound Persons or any persons who have had access to Privileged Information from any of the persons not allowed to trade, when they know that it has not been released to the market yet.

Transactions executed by investment funds and/or clubs of which the persons above are members shall not be deemed to be indirect trading, and shall thus be free from the ban stated in this Trading Policy, provided that:

(i) the trading decisions made by the manager of the investment fund and/or club may not, by any means, be influenced by their respective quotaholders; and

(ii) the investment funds and/or clubs that are not exclusive.

5.2.      Transactions involving the Lending of Shares

Except as otherwise provided by any amendments to the applicable regulation and/or the restatement of an understanding to the contrary by CVM and/or BM&FBOVESPA, this Trading Policy shall fully apply to transactions involving the lending of shares issued by the Company that may be executed by Bound Persons, who shall be registered before BTC and observe the procedures stipulated by BM&FBOVESPA, in that any loan taken out other than with BTC shall be restricted, except as expressly authorized by the Company’s Investor Relations Officer.

5.3. Advisory Services

The rendering of Advisory Services by Bound Persons, either as a form of compensation or for free, shall be limited to the periods where the Bound Persons are not aware of any information related to a Material Act or Fact to be disclosed.

VI. Authorized Trading of Securities, Exceptions to Restrictions

6.1. All of the restrictions stipulated in items “4.1”, “4.2”, “4.3.1”, “4.4.1” and “4.5” of Chapter IV above shall not apply to Bound Persons regarding transactions executed exclusively within the scope of the Personal Investment Plan, filed in advance with the Company’s Investor Relations Officer, upon observance of the criteria stated in this Trading Policy and (in particular, the ones described in item “7.1” bellow) in CVM Ruling 358.

6.2. Particularly regarding the ban on trading laid down in item “4.2.1” above, it shall not apply to the purchase of shares issued by the Company resulting from the exercise of a stock option involving shares issued by the Company, at any time, by the beneficiary of the Securities Option Plan.

VII. Private Investment Plan

7.1. The Private Investment Plan is the written document whereby a Bound Person commits on a voluntary, irrevocable and irreversible basis to invest or disinvest in Securities on pre-scheduled dates or periods of time, prepared under Sections 15 and 15-A of CVM Ruling 358. Private Investment Plans shall be duly filed in the Company with the Investor Relations Officer prior to the performance of any tradings and shall be in accordance with the specifications below:

(i)        prior to the filing of Private Investment Plans, one shall approve a schedule setting specific dates for release of the Company’s Quarterly Statements Forms (QSFs) and Standardized Financial Statements (SFSs);

(ii) the exclusive purpose thereof shall be to subscribe or purchase shares of the Company, and the subsequent sale thereof;

(iii)  it may not include the Company as a party thereto;

(iv) it may not be filed by Bound Persons during (a) the period wherein they were individually aware of any Material Act or Fact still to be disclosed to the market, and (b) within fifteen (15) days before release of the Quarterly Statements Forms (QSFs) and Standardized Financial Statements (SFSs);

(v) it shall be filed six (6) months before the beginning of any trading with Securities by Bound Persons, including any amendments;

(vi) it shall be established for an effective term of at least twelve (12) months, and if no amendment is made, one shall consider it to be automatically renewed for an equal term;

(vii) it shall establish the irrevocable and irreversible commitment of those participating in the Personal Investment Plan towards investing and/or disinvesting amounts stipulated in advance, on the dates therein stated, by mentioning (i) the volume (a) of personal funds they intend to invest in Securities or (b) Securities in which they intend to invest and/or disinvest in the period; and (ii) the respective type, kind and class, as the case might be, of such Securities;

(viii) it shall establish the obligation of those participating in the Personal Investment Plan to return to the Company any losses avoided or earnings obtained in trading Securities of the Company, resulting from any change in the dates of release of the Quarterly Statements Forms (QSFs) and Standardized Financial Statements (SFSs), assessed through reasonable criteria to be defined in the very Personal Investment Plan;

(ix) it shall observe the obligation to trade Securities through Certified Brokers, in that the Bound Person shall refer to the Certified Broker through which it shall perform the obligations set forth in the Investment Plan; and

(x) it shall be submitted to the Company’s Disclosure and Trading Committee in advance, which shall have the function of reviewing the Investment Individual Plans of Bound Persons as presented, for purposes of preserving and ensuring compliance of the objectives of this Trading Policy.

7.2. It is prohibited for the participants to: (i) hold simultaneously in force over a Personal Investment Plan; and (ii) perform transactions that that nullify or mitigate its economic exposure of transactions to be defined by the Personal Investment Plan.

VIII. Certified Brokers

8.1. In order to ensure suitable standards for the trading of Securities issued by the Company and the due compliance with the rules stated by this Trading Policy, it is hereby established that all the tradings with Securities conducted by the Company itself and the Bound Persons shall only be made upon facilitation by the Certified Brokers, as described in Exhibit II.

8.2. Certified Brokers shall be instructed in writing by the Investor Relations Officer to refrain from registering tradings conducted by Bound Persons which are in breach of the rules stated in this Trading Policy.

8.3. The Investor Relations Officer may request that Certified Brokers provide him with the Bound Persons’ trading records, for purposes of determining whether any breache has been committed against this Trading Policy.

IX. Disclosure and Trading Committee

9.1. The Company shall have a Disclosure and Trading Committee, made up of five (5) members, holding the following positions in the Company:

  Chief Executive Officer;
  Chief Financial Officer;
  Investor Relations Officer;
  Press Officer; and
  General Counsel.

9.2. The Disclosure and Trading Committee shall function as an assistance body for the Company’s Investor Relations Officer, by assisting him upon performance of his functions with CVM.

9.3. The Disclosure and Trading Committee shall meet upon a call by the Company’s Investor Relations Officer, in that all the decisions made by the Disclosure and Trading Committee shall be taken by the vote of the majority of its members, without prejudice to the powers granted to the Company’s Investor Relations Officer.

9.3.1 The calls shall be made by electronic communication upon due observance of the advance period concerning the specific subject matter, in that the meetings may be held by conference call, videoconference or by any other electronic means of communication.

9.4. The main functions of the Disclosure and Trading Committee shall be:

(i)                 To review, from time to time, the list of Bound Persons who have expressly adhered to this Trading Policy and who must observe the rules herein contained and that are subject to the compliance of the rules herein established, for purposes to have it updated and ensure the adherence of all personnel that, at the best interest of the Company, shall be formally under its following and compliance;

(ii)               To review the Individual Investment Plans of Bound Persons, for purposes of preserving and ensuring due compliance with the objectives of this Trading Policy; and

(iii)             To assist the Investor Relations Officer in the matters submitted by him to the committe within the scope of this Trading Policy.

X. Breaches and Sanctions

10.1. Any violations of this Trading Policy of which Bound Persons become aware shall be immediately communicated to the Company’s Investor Relations Officer.

10.1.1. Without prejudice to any sanctions applicable under the prevailing law, to be imposed by competent authorities in the event of violation of terms and procedures in this Trading Policy, the Bound Persons liable for the violation of any provision herein contained hereby commit to fully and unlimitedly compensate the Company or other Bound Persons, for all of the damages sustained by the Company or other Bound Persons as a direct or indirect result of such violation.

XI. Effectiveness

11.1. This Trading Policy shall become effective on the date of its approval by the Board of Directors, and shall so remain for an indefinite term, until the Company’s Board of Directors resolves on the contrary.

XII. Amendments

12.1. By means of resolution taken by the Board of Directors, the Company’s Trading Policy may be amended in the following situations: (i) whenever an express determination in this respect is issued by CVM; (ii) upon any changes to the applicable legal and regulatory norms, to implement the necessary adaptations; and (iii) when the Board of Directors, during the process of evaluation of effectiveness of the procedures adopted, deems amendments to be needed.

12.2. Amendments to the Company’s Trading Policy shall be immediately communicated to CVM and to Market Entities by the Investor Relations Officer, as demanded by the applicable rules, as well as those adhering the Trading Policy, in that they shall apply to each from the date of notice of said amendments.

12.3. This Trading Policy may not be amended when the disclosure of any Material Fact is still pending to be released.

XIII. General Provisions

13.1. The Investor Relations Officer shall be the Officer in charge of implementing the procedures needed for observance of the rules stated in the Trading Policy and for the monitoring thereof.

13.1.1. Any doubts on the provisions contained in this Company’s Trading Policy or on the adoption of its provisions shall be directly sent to the Investor Relations Officer, who shall provide the relevant clarification or direction.

13.2. Investors Relations Officer shall be the officer in charge to send the restriction warning of negotiation (blackout period), on the occurrence of any item issued by CVM Ruling 358, by this Trading Policy and by the Disclosure Policy of the Company.

13.3. The provisions of this Trading Policy apply to the Bound Persons as of the execution of the Compliance Statement, without prejudice to the rules stipulated under CVM Ruling 358, which apply to the Bound Persons who have not signed the Compliance Statement yet.

13.4. This Trading Policy shall be subject to regular monitoring by the Disclosure and Trading Committee which, as it deems fit, shall submit it to the analysis of the Company’s Corporate Governance Committee.

13.5. The Corporate Governance Committee shall collaborate with the Disclosure and Trading Committee by conducting regular monitoring towards the enforcement of this Policy, which shall be submitted to the analysis and discussion of its members at least every two (2) meetings held by the Corporate Governance.

Exhibit I to the Policy on the Trading of Securities Issued by

Companhia Brasileira de Distribuição

COMPLIANCE STATEMENT TO THE POLICY ON THE TRADING OF

SECURITIES ISSUED BY

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

By this present instrument, [name], [identification], with address at [address], in the capacity of [position or controlling shareholder] at Companhia Brasileira de Distribuição, states to have read the Policy on the Trading of Securities Issued by the Company, approved at a meeting of the Board of Directors held on May 9th, 2013, and commits to be bound by all of its terms and conditions, including with respect to the duty to trade Securities exclusively through Certified Brokers, in addition to being aware of the fact that the Company has the right to request that the latter provide its trading records, for purposes of determining whether any breach has been committed against this Trading Policy, and that the Certified Brokers may refuse to register any transactions executed in breach of the provisions set forth under this Trading Policy.

[Place], [Date]

[Party]

Witnesses:

1._________________________________	2._________________________________
Name: Brazilian ID (RG): Individual Taxpayers’ Registry (CPF) No.:	Name: Brazilian ID (RG): Individual Taxpayers’ Registry (CPF) No.:

Exhibit II to the Policy on the Trading of Securities Issued by

Companhia Brasileira de Distribuição

LIST OF CERTIFIED BROKERS

SIGNATURES

        Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO
Date: May 9, 2016	By: /s/ Ronaldo Iabrudi Name: Ronaldo Iabrudi Title: Chief Executive Officer
By: /s/ Daniela Sabbag Name: Daniela Sabbag Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.